U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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FORM 4                                                                                                OMB APPROVAL
-----------                                                                                           ------------
|_| Check this box if no longer      Filed pursuant to Section 16(a) of the Securities Exchange       OMB Number  3235-0287
    subject to Section 16.           Act of 1934, Section 17(a) of the Public Utility Holding         Expires:  January 31, 2005
    Form 4 or Form 5                 Company Act of 1935 or Section 30(h) of the Investment           Estimated average burden
    obligations may continue.        Company Act of 1940                                              hours per response....0.5
    See Instruction 1(b).                                                                             ----------------------------



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1. Name and Address              2.  Issuer Name and Ticker or                                 6.  Relationship of Reporting
   of Reporting Person               Trading Symbol                                                Person to Issuer
                                                                                                  (Check all applicable)
Barnett    Jason       M.            Reckson Associates Realty
                                     Corp. (RA)
----------------------------       ---------------------------------                                Director              10% Owner
(Last)    (First)   (Middle)      3. I.R.S. Identification Number of                           ----                   ---
                                     Reporting Person (Voluntary)       4.  Statement for       X   Officer (give         Other
                                                                            Month/Day/Year     ----      title below) ---  (specify
                                                                            3/13/03                                         below)
                                                                        --------------------
c/o Reckson Associates Realty Corp.                                     5.  If Amendment,           Executive Vice President,
    225 Broadhollow Road                                                    Date of Original        General Counsel
-----------------------------------                                         (Month/Day/Year)        --------------------------
        (Street)

Melville,  New York   11747                                                                   ------------------------------------
-----------------------------------
(City)     (State)    (Zip)                                                                   7.  Individual or Joint/Group Filing
                                                                                                  (Check Applicable Line)

                                                                                                   X  Form filed by One
                                                                                                  --- Reporting Person
                                                                                                      Form filed by More than
---------------------------------------------------------------------------------------           --- one Reporting Person
                                         Table I -- Non-Derivative Securities Acquired,
                                               Disposed of, or Beneficially Owned
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
 1. Title of Security  2. Trans-  2A. Deemed      3. Trans-   4. Securities Acquired (A)  5. Amount of      6. Owner-   7. Nature
    (Instr. 3)            action      Execution      action      or Disposed of (D)          Securities        ship        of In-
                          Date        Date, if       Code        (Instr. 3, 4 and 5)         Beneficially      Form:       direct
                          (Month/     any            (Instr.                                 Owned at          Direct      Bene-
                          Day/        (Month/         8)                                     End of            (D) or      ficial
                          Year)       Day/                                                   Month             Indirect    Owner-
                                      Year)                                                  (Instr. 3         (I)         Ship
                                                                                             and 4)            (Instr.     (Instr.
                                                                                                                4)          4)
                                                   -------------------------------------
                                                   Code    V    Amount  (A) or    Price
                                                                        (D)
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Class A common stock      3/13/03                   A+          138,889    A                  254,646             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
                                                                     (Print or Type Responses)

SEC 1475 (8/02)



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Form 4 (continued)                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                   (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title  2. Con- 3. Trans- 3A. Deemed  4. Trans- 5. Number   6. Date        7. Title     8. Price  9. Num-  10. Owner- 11. Na-
   of        ver-    action     Execu-     action    of          Exer-          and          of        ber       ship       ture
   Deriv-    sion    Date       tion       Code      Deriv-      cis-           Amount       Deriv-    of        Form       of In-
   ative     or                 Date, if   (Instr.   ative       able           of           ative     De-       of         direct
   Secur-    Exer-   (Month/    any        8)        Securi-     and            Under-       Secu-     riva-     Deriv-     Bene-
   ity       cise     Day/      (Month/              ties        Expira-        lying        rity      tive      ative      ficial
   (Instr.   Price    Year)      Day/                Ac-         tion           Securi-      (Instr.   Se-       Secu-      Own-
   3)        of                  Year)               quired      Date           ties         5)        curi-     rity:      ership
             Deriv-                                  (A) or      (Month/        (Instr.                ties      Direct     (Instr.
             ative                                   Dis-        Day/           3 and                  Bene-     (D) or     4)
             Secu-                                   posed       Year)          4)                     fi-       Indi-
             rity                                    of                                                cial-     rect
                                                     (D)                                               ly        (I)
                                                     (Instr.                                           Owned     (Instr.
                                                     3, 4                                              Fol-      4)
                                                     and 5)                                            lowing
                                                                                                       Re-
                                                                                                       ported
                                                                                                       Trans-
                                                                                                       action
                                                                                                       (Instr.
                                                                                                       4)
                                                                 ----------------------------
                                                                                       Amount
                                                                 Date   Ex-            or
                                                                 Exer-  pira-          Number
                                                                 cisa-  tion           of
                                                                 ble    Date    Title  Shares
                                        ---------------------    ----------------------------
                                         Code   V   (A)   (D)
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Phantom   1-for-1   3/13/03               A         8,680        (1)   3/13/07  Class A  8,680         8,680      D
Stock                                                                           common
                                                                                stock
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Explanation of Responses:

(1) The grant will be earned as of March 13, 2005 and will vest in three equal annual installments beginning on March 13, 2005.
+ These shares of restricted stock were granted pursuant to the Company's Long Term Incentive Plan, and are subject to time and performance-based vesting over a four year period.



                                                                                   /s/ Jason M. Barnett                3/17/03
                                                                                   -------------------------------    ---------
                                                                                   *Signature of Reporting Person        Date


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

       * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
      ** Intentional misstatements or omissions of facts constitute Federal
         Criminal Violations
         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                                                                                                   SEC 1475 (8/02)


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